U.S. SECURITIES AND EXCHANGE
                             COMMISSION WASHINGTON,
                                   D.C. 20549
                                   FORM U-9C-3



                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended December 31, 2003
                                               -----------------



                      FirstEnergy Corp. (File No. 70-09501)
                   -------------------------------------------
                      (Name of Registered Holding Company)


                     76 South Main Street, Akron, Ohio 44308
                   -------------------------------------------
                    (Address of Principal Executive Offices)

                                FirstEnergy Corp.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                For the quarterly period ended December 31, 2003
                                               ------------------



                                 Table of Contents
                                 -----------------

  Item
   No.                                 Title                            Page
  -----          ----------------------------------------------         ----
     1           Organization Chart                                      1-4

     2           Issuances and Renewals of Securities and
                 Capital Contributions                                     5

     3           Associate Transactions                                  6-8

     4           Summary of Aggregate Investment                           9

     5           Other Investments                                        10

     6           Financial Statements and Exhibits:

                     A - Financial Statements                          11-12

                     B - Exhibits                                         13

                     C - Certificate of FirstEnergy Corp.                 13

                 Signature                                                14


  Note:      All dollar amounts shown in this Form U-9C-3 are expressed in
  ----       thousands unless otherwise noted.


                                                    ITEM 1 - ORGANIZATION CHART

                                                         Energy (ERC)
                                                         or Gas (GRC)     Date of       State of    Percentage of Voting   Nature of
            Name of Reporting Company                  Related Company  Organization  Organization    Securities Held      Business
------------------------------------------------       ---------------  ------------  ------------  -------------------    ---------

FirstEnergy Corp. (a)

    FirstEnergy Ventures Corp. (b)
       Bay Shore Power Company (d)                            ERC         01/26/1998     Ohio              100.0              (h)
       Centerior Energy Services, Inc. (d)                    ERC         06/01/1994     Ohio              100.0              (i)
       Eastroc Technologies, LLC (c)                          ERC         04/30/1996     Delaware           50.0 **           (j)
       Engineered Processes, Ltd. (c)                         ERC         12/30/1996     Ohio               50.0 **           (j)
       Warrenton River Terminal, Ltd. (d)                     ERC         09/03/1996     Ohio              100.0              (k)

    FirstEnergy Facilities Services Group, LLC (b)
       Dunbar Mechanical, Inc. (e)                            ERC         07/16/1956     Ohio              100.0              (g)
       Edwards Electrical & Mechanical, Inc. (e)              ERC         02/28/1968     Indiana           100.0              (g)
       Elliot-Lewis Corporation (e)                           ERC         05/21/1998     Pennsylvania      100.0              (g)
        A.A. Duckett, Inc.                                    ERC         03/01/1973     Delaware          100.0              (g)
        Sautter Crane Rental, Inc.                            ERC         12/10/1991     Pennsylvania      100.0              (l)
        E-L Enterprises, Inc.
          Modern Air Conditioning, Inc.                       ERC         04/27/1965     Florida           100.0              (g)
            Airdex Air Conditioning Corporation               ERC         01/18/1995     Florida           100.0              (g)
          R.L. Anderson, Inc.                                 ERC         08/28/1961     Florida           100.0              (g)
       L.H. Cranston and Sons, Inc. (e)                       ERC         01/02/1951     Maryland          100.0              (g)
       Roth Bros., Inc. (e)                                   ERC         09/06/1947     Ohio              100.0              (g)
       The Hattenbach Company (e)                             ERC         03/21/1969     Ohio              100.0              (m)
       R.P.C. Mechanical, Inc. (e)                            ERC         04/21/1959     Ohio              100.0              (g)
       Spectrum Controls Systems, Inc. (e)                    ERC         04/18/1988     Ohio              100.0              (g)

    FirstEnergy Solutions Corp. (b)                           ERC         08/08/1997     Ohio              100.0              (n)
       FirstEnergy Engineering, Inc. (f)                      ERC         08/09/1996     Ohio              100.0              (u)

    GPU Diversified Holdings, LLC (GPUDH) (b)                             08/03/2000     Delaware          100.0              (s)
       GPU Solar, Inc.                                        ERC         11/07/1997     New Jersey         50.0 **           (t)
       GPU Distributed Power, Inc. *                          ERC         02/29/2000     Delaware          100.0
       Active Power, Inc.                                     ERC                                          0.006 **           (r)
       Ballard Power Systems Inc.                             ERC                                                             (w)
       EnviroTech Investment Fund I, LP                       ERC                                            9.9 **           (v)
       EnerTech Capital Partners II, LP                       ERC                                            2.0 **           (v)


*  Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

                                                                   1


                                                                 ITEM 1 - ORGANIZATION CHART (Continued)
                                                         Energy (ERC)
                                                         or Gas (GRC)     Date of       State of    Percentage of Voting   Nature of
            Name of Reporting Company                  Related Company  Organization  Organization    Securities Held      Business
------------------------------------------------       ---------------  ------------  ------------  -------------------    ---------

FirstEnergy Corp. (a) (Continued)

    Ohio Edison Company (OE)
       EnviroTech Investment Fund I, LP                       ERC                                            6.0 **           (v)

    PowerSpan Corp. (c)                                       ERC         05/01/1997     Delaware          18.63 **           (0)

    Kinetic Ventures I, LLC (c)                               ERC         04/15/1997     Delaware          11.11 **           (p)

    Kinetic Ventures II, LLC (c)                              ERC         12/07/1999     Delaware          14.28 **           (p)

    Nth Power Technologies II, LLC (c)                        ERC                                            8.2 **           (q)

    Utility.com, Inc. (c) *                                   ERC                                            5.0 **           (n)

    Automated Power Exchange, Inc. (c)                        ERC                                           1.16 **           (n)


*  Inactive
** Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.


                                                                   2

(a) FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.
(b)  These companies are direct wholly owned subsidiaries of FirstEnergy Corp.
(c) FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.
(d) These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.
(e) These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.
(f)  This company is direct  wholly owned  subsidiary of  FirstEnergy  Solutions
     Corp.
(g) This subsidiary provides HVAC equipment installation and services, facilities management, and energy management.
(h) This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.
(i) This subsidiary provides various consulting services related to energy management and procurement.
(j) This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.
(k) This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.
(l)  This subsidiary provides crane rental services.
(m) This subsidiary provides refrigeration sales and services to commercial entities.
(n)  This   subsidiary   engages  in  the  brokering  and  marketing  of  energy
     commodities.
(o) This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.
(p) This venture capital fund is focus on early stage companies involved in energy-related fields and technology.
(q) This venture capital fund is focus on emerging technologies in the global energy industry.
(r) This company is a developer of flywheel energy storage system for use in uninterruptible power supply and other power quality applications.
(s) This energy-related company holds securities directly in the energy-related company set below its name.
(t) This subsidiary is involved in the development and commercialization of photovoltaics.
(u)  This subsidiary provides engineering services.
(v) An investment fund which invests in energy-related technology. GPUDH owns a 9.89% interest and OE owns a 6% interest.
(w) GPU Diversified Holdings LLC owns 1,366,062 shares of Ballard Power Systems Inc. (BPS) common stocks. BPS develop stationary fuel cell systems.

            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------

The Alliance Participants Administrative and Startup Activities Company, LLC was dissolved on October 31, 2003.


Ancoma, Inc. was sold on December 29, 2003.


                                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                             Type of        Principal                              Company to       Collateral      Consideration
                             Security       Amount of     Issue or    Cost of     whom Security     Given with         Received
Company Issuing Security     Issued         Security      Renewal     Capital      was Issued        Security     for Each Security
------------------------   -----------   -------------    --------    -------     -------------     -----------   -----------------

         None.





 Company Contributing           Company Receiving            Amount of Capital
        Capital                      Capital                   Contribution
 ---------------------     ----------------------------      ----------------

 FirstEnergy Corp.         GPU Diversified Holdings LLC          $  400

 FirstEnergy Corp.               PowerSpan Corp.                 $  984



Note:   The information provided in Item 2 presents the activities of the
----    reporting period only.


                                                    ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


                                                                                                                     Total
                                                                                                                     Amount
Reporting Company Rendering Services     Associate Company Receiving Services       Types of Services Rendered       Billed
------------------------------------     ------------------------------------       --------------------------       ------

Bay Shore Power Company                  FirstEnergy Generation Corp.               Sale of steam

Centerior Energy Services, Inc.          FirstEnergy Solutions Corp.                Energy consulting services

Dunbar Mechanical, Inc.                  FirstEnergy Generation Corp.               HVAC services

Dunbar Mechanical, Inc.                  FirstEnergy Nuclear Operating Company      HVAC services

Dunbar Mechanical, Inc.                  FirstEnergy Solutions Corp.                HVAC services

Elliot-Lewis Corporation                 FirstEnergy Solutions Corp.                HVAC services

FirstEnergy Solutions Corp.              FirstEnergy Generation Corp.               Natural gas procurement &
                                                                                    scheduling services

Roth Bros., Inc.                         Centerior Energy Services, Inc.            HVAC services

Roth Bros., Inc.                         FirstEnergy Generation Corp.               HVAC services

Roth Bros., Inc.                         FirstEnergy Nuclear Operating Company      HVAC services

Roth Bros., Inc.                         FirstEnergy Solutions Corp.                HVAC services

Roth Bros., Inc.                         Ohio Edison Company                        HVAC services

Sautter Crane Rental, Inc.               FirstEnergy Solutions Corp.                Crane rental

Sautter Crane Rental, Inc.               Jersey Central Power & Light Company       Crane rental


                                                                   6

                                                    ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (continued)

                                                                                                                         Total
                                                                                                                         Amount
Reporting Company Rendering Services      Associate Company Receiving Services       Types of Services Rendered          Billed
------------------------------------      ------------------------------------       --------------------------          ------

Sautter Crane Rental, Inc.                Metropolitan Edison Company                Crane rental

Warrenton River Terminal, Ltd.            FirstEnergy Generation Corp.               Loading, unloading and storage
                                                                                     of coal and petcoke


Note:  The information provided in Item 3 presents the activities of the reporting period only. The amounts required under
----   the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.


                                                            7



                                              ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

                                                                                                                         Total
                                                                                                                         Amount
Associate Company Rendering Services       Reporting Company Receiving Services      Types of Services Rendered          Billed
------------------------------------       ------------------------------------      --------------------------          ------

FirstEnergy Service Company                GPU Diversified Holdings LLC              Legal and certain general
                                                                                     and administrative
                                                                                     services

FirstEnergy Generation Corp.               Bay Shore Power Company                   Sale of fuel oil

FirstEnergy Generation Corp.               Bay Shore Power Company                   Plant operation & maintenance
                                                                                     services

FirstEnergy Service Company                FirstEnergy Solutions Corp.               General and administrative
                                                                                     services


Note: The  information  provided in Item 3 presents the  activities of the reporting  period only.  The amounts  required
----  under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.


                                                            8


                                        ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
   Total average consolidated capitalization as of  December 31, 2003*                    $21,193,345                     Line 1
                                                   ------------------
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                   3,179,002                     Line 2
       Greater of $50 million or line 2                                                                    $3,179,002     Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Development and commercialization of photovoltaics (Category II)                     4,524
           Production, conversion, sale and distribution of thermal energy
             products (Category VI)                                                            29,063
           Sale of technical, operational, management, and other services
             related to HVAC, refrigeration systems (Category VII)                              4,295
           Fuel transportation, handling and storage facilities (Category IX)                      50
                                                                                           ----------

                Total current aggregate investment                                                             37,932     Line 4
                                                                                                            ---------

       Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
            system (line 3 less line 4)                                                                    $3,141,070     Line 5
                                                                                                            =========


Note: The caption "Total average consolidated  capitalization"  includes total common equity, preferred equity (including
----  amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

      The caption  "Total  current  aggregate  investment"  includes all amounts  invested or committed to be invested in energy-related  companies on or after the date of effectiveness  of Rule 58 (March 24, 1997), or after  FirstEnergy
      Corp.  registered as a holding company (November 7, 2001) for which there is recourse,  directly or indirectly,  to
      FirstEnergy Corp. or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.

*     Total  capitalization  amounts  for  December  2002 and March 2003 have been  revised to  reflect  restatements  in
      FirstEnergy's Amendment No. 2 of 2002 Form 10-K/A and Amendment No. 1 of March 2003 Form 10-Q.

                                                            9


                                               ITEM 5 - OTHER INVESTMENTS

                                                                                    Change in
                                                    Aggregate Investment as   Investments During           Reason for Change
Major Line of Energy-Related Business                of September 30, 2003     Reporting Period              in Investments
-------------------------------------               -----------------------   ------------------   --------------------------------

Energy management services (Category I)                  $ 1,766 (1)                 -              No change.

Development and commercialization of                      55,623 (2)              $1,384            In the fourth quarter of 2003,
electrotechnologies (Category II)                                                                   FirstEnergy through its direct
                                                                                                    subsidiary, GPU Diversified
                                                                                                    Holdings, LLC made $400 thousand
                                                                                                    investment to EnerTech Capital
                                                                                                    Partners II, LP. FirstEnergy
                                                                                                    also made $984 thousand capital
                                                                                                    contribution to PowerSpan Corp.

Energy services and retail energy sales
(Category V)                                              18,158 (3)                 -               No change.

Production, conversion, sale and distribution of          70,913 (4)                 -               No change.
thermal energy products (Category VI)

Sale of technical, operational, management, and          198,279 (5)             $(7,164)            FirstEnergy sold Ancoma, Inc.
other services related to HVAC, refrigeration                                                        on December 29, 2003.
systems (Category VII)

Fuel transportation, handling and storage                  4,959 (6)                 -               No change.
facilities (Category IX)

Development and commercialization of technologies             46 (7)                 -               No change.
that utilize coal waste by-products (Category X)


(1)  Includes $1,766 that was invested in energy-related  companies,  prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(2)  Includes $52,483 that was invested in energy-related companies,  prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(3)  Includes $18,158 that was invested in energy-related companies,  prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(4)  Includes $41,850 that was invested in energy-related companies,  prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(5)  Includes $193,984 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(6)  Includes $4,909 that was invested in energy-related  companies,  prior to FirstEnergy Corp. registered as a holding company (November 7, 2001).
(7)  Includes $46 that was invested in  energy-related  companies,  prior to FirstEnergy  Corp.  registered as a holding company (November 7, 2001).

                                                           10


                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements

A-1 Financial statements of FirstEnergy Solutions Corp. - not required for the last quarterly period of the registered holding company's fiscal year.

A-2 Financial statements of GPU Diversified Holdings LLC - not required for the last quarterly period of the registered holding company's fiscal year.

A-3 Financial statements of Bay Shore Power Company - not required for the last quarterly period of the registered holding company's fiscal year.

A-4 Financial statements of Centerior Energy Services, Inc - not required for the last quarterly period of the registered holding company's fiscal year.

A-5 Financial statements of Warrenton River Terminal, Ltd. - not required for the last quarterly period of the registered holding company's fiscal year.

A-6 Financial statements of Dunbar Mechanical, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-7 Financial statements of Edwards Electrical & Mechanical, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-8 Financial statements of Elliot-Lewis Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

A-9 Financial statements of L.H. Cranston and Sons, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-10 Financial statements of Roth Bros., Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-11 Financial statements of The Hattenbach Company - not required for the last quarterly period of the registered holding company's fiscal year.

A-12 Financial statements of R.P.C. Mechanical, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

A-13 Financial statements of Spectrum Controls Systems, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.


A-14 Financial statements of GPU Solar, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

B.  Exhibits
    --------

    Contracts Required by Item 3
    ----------------------------

       B-1 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

       B-2 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC)
              - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

       B-3 Contract between FirstEnergy Service Company and GPU Diversified Holdings LLC to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-3 to FirstEnergy's Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.

       B-4    Contract  between  FirstEnergy  Service  Company  and  FirstEnergy
              Solutions Corp. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-4 to FirstEnergy's Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.


       Note: Services rendered by Dunbar Mechanical, Inc. and Roth Bros., Inc. to their associate companies are provided pursuant to purchase order contracts.


C.  Certificate of FirstEnergy Corp.
    -------------------------------

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                               FIRSTENERGY CORP.



March 23, 2004
                                By:          /s/ Harvey L. Wagner
                                      -------------------------------------
                                                 Harvey L. Wagner
                                           Vice President, Controller
                                          and Chief Accounting Officer
                                          (Principal Accounting Officer)